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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               RMS TITANIC, INC.
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                                (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)


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                                (CUSIP Number)

                Joe Marsh, 605 Surfside Drive, Akron, OH 44319
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               October 13, 1999
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            (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) See Rule 13d-7).

         Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

                        (Continued on following pages)

                              (Page 1 of 3 Pages)

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ITEM 1.  SECURITY AND ISSUER.

         Common Stock, par value $.0001 -- RMS Titanic, Inc., a Florida corporation with offices at 17 Battery Place, Suite 203, New York, New York.

ITEM 2.  IDENTITY AND BACKGROUND.

         Individual residing at 605 Surfside Drive, Akron, OH 44319.

ITEM 3.  SOURCE AND AMOUNT OF SUM OF OTHER CONSIDERATION.

         Personal Assets.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Person has acquired these securities for investment purposes and retains the right to sell such securities from time to time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The Reporting Person has acquired 883,950 shares of the Issuer's Common Stock which represents approximately 5.5% of the outstanding shares based on the issuer's May 31, 1999 Form 10-Q.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


            October 19, 1999              /s/ JOE MARSH
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                 (Date)                   Joe Marsh


                              (Page 2 of 3 Pages)
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Schedule 13D                         Forms                                 7060
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CUSIP NO. ______________________      13D         Page _______ of _______ Pages

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1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     Joe Marsh -- SS# ###-##-####

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [ ]
                                                                        (b) [ ]

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

     Cash
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                                   [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.

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  NUMBER OF      7   SOLE VOTING POWER
    SHARES           883,950
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      8   SHARED VOTING POWER
     EACH
  REPORTING     ----------------------------------------------------------------
 PERSON WITH     9   SOLE DISPOSITIVE POWER
                     883,950
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                10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.5%
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14   TYPE OF REPORTING PERSON*
     Individual
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!